UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

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Commission File Number 000-54165

PACIFIC OAK RESIDENTIAL TRUST, INC.

(formerly known as Reven Housing REIT, Inc.)

(Exact Name of Registrant as Specified in its Charter)

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd

Suite 400

Los Angeles, CA 90025

Attention: Keith Hall

Peter McMillan

Telephone: 310-432-2102

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pacific Oak Residential Trust, Inc. (formerly known as Reven Housing REIT, Inc.), has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2019

PACIFIC OAK RESIDENTIAL TRUST, INC.
(formerly known as Reven Housing REIT, Inc.)

By:	/s/ Keith Hall
Name:	Keith Hall
Title:	Chief Executive Officer